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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   Prometheus Assisted Living LLC
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   30 Rockefeller Plaza, 63rd Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York,                          NY                          10020
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   August 1, 1998

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

   ARV Assisted Living, Inc.  ARVI
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)

   7/14/97
================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock                          9,653,325                   D and I              See attached
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

See attached.


     See attached signature page
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

                                   FORM 3
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Item 1.        Name and Address of Reporting Person.

               Prometheus Assisted Living LLC
               30 Rockefeller Plaza, 63rd Floor
               New York, NY  10020

               Second Reporting Person:
               Lazard Freres Real Estate Investors L.L.C.
               30 Rockefeller Plaza, 63rd Floor
               New York, NY  10020

               Third Reporting Person:
               LF Strategic Realty Investors II L.P.
               c/o Lazard Freres Real Estate Investors L.L.C.
               30 Rockefeller Plaza, 63rd Floor
               New York, NY 10020

               Fourth Reporting Person:
               LFSRI II Alternative Partnership L.P.
               c/o Lazard Freres Real Estate Investors L.L.C.
               30 Rockefeller Plaza, 63rd Floor
               New York, NY 10020

               Fifth Reporting Person:
               LFSRI II-CADIM Alternative Partnership L.P.
               c/o Lazard Freres Real Estate Investors L.L.C.
               30 Rockefeller Plaza, 63rd Floor
               New York, NY 10020

Item 2.        Date of Event Requiring Statement.
               August 1, 1998

Item 4.        Issuer Name and Trading Symbol.
               ARV Assisted Living, Inc.
               ARVI


Explanation of Responses

          Reference is hereby made to the Schedule 13D, dated July 23, 1997, as amended, filed by Prometheus, LFREI, LFSRI, LFSRI II, and LFSRI CADIM (collectively the "Reporting Parties") with respect to the Common Stock of ARV Assisted Living, Inc. (the "Company" or the "Issuer")(as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

          The Reporting Parties may be deemed to beneficially own
9,653,325* shares of the Company's Common Stock (comprising approximately 49.9% of the shares outstanding on March 31, 1997) as a result of an agreement to purchase such shares in the Stock Purchase Agreement.

          Prometheus is the direct owner of the interest in the Issuer. On August 1, 1998, pursuant to the LFSRI II AP Purchase Agreement and the LFSRI CADIM Purchase Agreement, LFSRI, which originally was the sole member of Prometheus, transferred 10.3806% and 3.4602% of the membership interest in Prometheus to LFSRI II AP and LFSRI CADIM, respectively. As a result, Prometheus has three managing members: LFSRI is a 86.1592% managing member, LFSRI II AP is a 10.3806% managing member and LFSRI CADIM is a 3.4602% managing member and LFSRI, LFSRI II AP and LFSRI CADIM each has an indirect interest in the Issuer.


* Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement disclosed in the
Schedule 13D.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                       PROMETHEUS ASSISTED LIVING LLC

                         by  LF Strategic Realty Investors II
                             L.P., as a member,

                             by   Lazard Freres Real Estate
                                  Investors L.L.C., its general
                                  partner,

                                by
                                     /s/ JOHN A. MOORE
                                  --------------------------------
                                  Name:  John A. Moore
                                  Title: Principal


                       LF STRATEGIC REALTY INVESTORS II L.P.

                        by   Lazard Freres Real Estate
                             Investors L.L.C., its general partner,

                               by
                                   /s/ JOHN A. MOORE
                                -----------------------------------
                                Name:  John A. Moore
                                Title: Principal


                       LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                        by   Lazard Freres Real Estate
                             Investors L.L.C., its general
                             partner,

                               by
                                    /s/ JOHN A. MOORE
                                 ----------------------------------
                                 Name:  John A. Moore
                                 Title: Principal

                       LFSRI II-CADIM ALTERNATIVE PARTNERSHIP
                       L.P.

                        by   Lazard Freres Real Estate
                             Investors L.L.C., its general
                             partner,

                                by
                                     /s/ JOHN A. MOORE
                                  ---------------------------------
                                  Name:  John A. Moore
                                  Title: Principal


                       LAZARD FRERES REAL ESTATE INVESTORS
                       L.L.C.

                                by
                                    /s/ JOHN A. MOORE
                                 ----------------------------------
                                 Name:  John A. Moore
                                 Title: Principal



Dated September 17, 1998